FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                        For the month of December, 2004




                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

   Beit Amargad, 32 Shaham Street, Kiryat Matalon, Petach Tikva, Israel, 49170
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                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]


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                                Table of Contents


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Healthcare Technologies Ltd. press release, dated November 30, 2004         4
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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Moshe Reuveni
                                                    ---------------------
                                                    Moshe Reuveni
                                                    Chief Executive Officer


Dated: December 13, 2004

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FOR:       HEALTHCARE TECHNOLOGIES, LTD.

CONTACT:   Moshe Reuveni
           CEO
           +972.544.243.649


           HEALTHCARE TECHNOLOGIES REPORTS 2004 THIRD QUARTER & NINE
                                 MONTHS RESULTS

                              --------------------

ASHDOD, ISRAEL, November 30, 2004 --- Healthcare Technologies, Ltd. (NASDAQ:
HCTL), today announced unaudited results for the third quarter and nine months ended September 30, 2004.

Revenues for the first nine months of 2004 were $8.6 million, compared to $9.4 million for the first nine months of 2003. The gross profit for the first nine months was $3.1 million versus $3.5 million for the same period in 2003. The operating loss for such period was ($0.03) million compared to a loss of $(0.4) million last year. The net profit for the period was $0.01 million, or $0.0 per share, versus a net loss of ($0.3) million, or $(0.04) per share for same period last year.

Revenues for the third quarter of 2004 were $2.8 million, as compared to $2.4 million for the corresponding quarter last year. The third quarter gross profit was $1.0 million, as compared to $1.1 million in the third quarter of 2003. The net loss for the quarter was $(0.1) million, compared to a net loss of ($0.3) million, or ($0.04) per share for the third quarter of last year.

Shareholders' equity on September 30, 2004 was $2.6 million, compared to US$2.4 million on December 31, 2003. Cash and equivalents were $0.8 million compared to $1.4 million on December 31, 2003. Current assets net of current liabilities as of September 30, 2004, are $3.3 million versus $2.8 million on December 31, 2003.

                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

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                         HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
     (U.S. DOLLARS IN THOUSANDS, EXCEPT PROFIT LOSS PER SHARE INFORMATION)

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                                        Three Months Ended                   Nine Months Ended              Year Ended

                                     09/30/04          09/30/03          09/30/04         09/30/03           12/31/03
                                     --------          --------          --------         --------           --------
Sales                                $  2,857          $  2,447          $  8,645         $  9,439          $ 12,412

Gross profit                         $    975          $  1,105          $  3,132         $  3,495          $  4,772

Net profit (Loss)                    $   (134)         $   (213)         $     10         $   (337)         $   (523)

Profit (Loss) per share              $  (0.02)         $  (0.03)         $   0.00         $  (0.04)         $  (0.07)

Weighted average number of
Shares and share equivalents
Outstanding (in Thousands)              7,649             7,644             7,649            7,644              7644
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                          CONSOLIDATED BALANCE SHEET ,
                              (U.S $ IN THOUSANDS)

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                                SEPTEMBER 30,  SEPTEMBER 30,  DECEMBER 31,
                                   2004           2003           2003
                                   ----           ----           ----
Cash and cash equivalents         $  809         $1,532         $1,450

Total current assets              $6,797         $7,082         $7,532

Total current liabilities         $3,499         $4,657         $4,752

Shareholder's equity              $2,565         $2,366         $2,388
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Safe Harbor: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.